SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ----------

                            SCHEDULE 14f-1

                              Information Statement
                         Pursuant to Section 14-f of the
                         Securities Exchange Act of 1934
                            and Rule 14f-1 Thereunder


                           November 4, 2004


                         UINTAH MOUNTAIN COPPER COMPANY.
               (Exact name of registrant as specified in charter)

          Utah                          0-27019            87-0369205
   ----------------------------       -----------     -----------------------
    (State or other jurisdiction       (Commission     (IRS employer
of incorporation)                      file number)        identification no.)


                   4766 Holaday Blvd., Holaday, Utah 84117
                   ---------------------------------------
                   (Address of Principal Executive Offices)

      Registrant's telephone number, including area code (801) 273-9300

                         UINTAH MOUNTAIN COPPER COMPANY
                     4766 Holaday Blvd., Holaday, Utah 84117

                        Information Statement Pursuant to
              Section 14(F) of the Securities Exchange Act of 1934
                            and Rule 14f-1 Thereunder


           NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                   NO PROXIES ARE BEING SOLICITED AND YOU NOT REQUESTED TO SEND
            THE COMPANY A PROXY.

Purpose of Information

     This Information Statement, which is being mailed on or about November 15, 2004 to the holders of shares of the Common Stock, par value $.10 per share (the "Common Stock"), of Uintah Mountain Copper Company, a Utah Corporation (the "Company"), is being furnished in connection with a change in majority control of the Board of Directors of the Company (the "Board"). The Board recently appointed James Anderson to the Board of Directors, to fill the vacancy created by the resignation of Keith Robinson. Additionally, following Mr. Robinson's resignation, Richard Kelly resigned as a director. It is anticpated that on the tenth day of the mailing of this Information Statement, Peter Kandaris and James Anderson will appoint an additional director. At this time, no director has been identified but the Company is in the process of seeking an additional director. Peter Kandaris has indicated he intends to eventually resign upon the Company finding a replacement director for him. Mr. Kandaris has indicated a desire to pursue other business interest but will remain a director until a new board can be configured.


     No action is required by the shareholders of the Company in connection with changes to the Board. However, Rule 14f-1 promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, requires that ten days prior to a change in a majority of the Board of Directors, that certain information be disseminated to the shareholders.

                                VOTING SECURITIES

General

     As of October 28, 2004, the issued and outstanding securities of the Company entitled to vote consisted of 12,160,985 shares of Common Stock. Each outstanding share of Common Stock is entitled to one vote.

Change in Control

     As described above, the Company is effecting a change in the composition of its Board of Directors. Except as set forth in the Information Statement, there are no arrangements currently known to the Company of which may at a subsequent date result in another change in control of the Company.

Stock Ownership of Principal Shareholders and Officers and Directors

The following table sets forth certain information with respect to persons known to the Company to own beneficially more than five percent (5%) of the Company's voting securities and who are officers or directors, as of October 28, 2004.

Title of   Name and Address          Amount and Nature of           Percent
Class      Of Beneficial Owner       Beneficial Ownership           of Class
--------   -------------------      ---------------------            --------
Principal Shareholders:

Common    Stephen and Pam (Kandaris) Cha       1,135,558                9.4%
          2319 N. Hillside Drive
         Wellington, Utah 84542

Common    Peter Kandaris                       1,437,104               11.9%
          671 North Apache Drive
          Phoenix, Arizona 85224

Common    Keith Robinson                         680,000                5.9%
          100 California Street, Suite 160
          San Francisco, California 94111

Officers and Directors

Peter Candaris             -------- See Above -------
James Anderson                                      -0-                  -0-

All Officers and Directors (2 Persons)              1,437,104          11.9%


Information About Current Officers and Directors of the Company

     The following table sets forth certain information regarding directors and executive officers of the Company as of October 28, 2004.

Name                          Age      Position(s) with the Company
Peter M. Kandaris             46          Director, President & CEO

James Anderson                53          Director

     Peter M. Kandaris, 46, President and Director, is the Project Engineer, responsible for all technical aspects of site development, permitting, milling and marketing. Mr. Kandaris has been a practicing civil/geotechnical engineer since 1983 for the Salt River Project in Phoenix, Arizona, and is presently the Principal Engineer in charge of Testing Services. He served as Vice President and a Director of the Company from 1978-1981, and has been President and a Director of the Company since 1987. Mr. Kandaris earned a BS degree from Arizona State University in 1981 and a Civil/Geotechnical Engineering degree from the same institution in 1984. He is member of the International Society of Rock Mechanics and a technical advisor to the Transmission Line Foundation Advisory Working Group for the Electric Power Research Institute. He has also served as a regional director and chairman for the Professional Engineers in Government (Phoenix Branch) and has been a technical affiliate to the Association of Drilled Shaft Contractors. Mr. Kandaris has been a registered professional civil engineer in the State of Arizona since 1985.

     Mr. Anderson, 53, owns James Corporation which has two subsidiaries, a golf company and a computer company. Prior to that, he was the owner and operator of a restaurant and gaming club and owned a retail computer store all located in Salt Lake City, Utah. Mr. Anderson also has over 22 years experience in the computer industry. He has owned and operated his various business interests for the last 24 years. He spent 6 years in the U.S. Army.


Certain Relationships and Related Transactions

     Transactions With Management and Others and Certain Business
Relationships.

     There are no transactions with management which need to be reported at this time.

     Indebtedness of Management. No director or executive officer of the company and no associate of any such director or executive officer was indebted to the Company at any time since the beginning of the Company's last fiscal year in an amount in excess of $60,000 except as set forth above.

Adverse Legal Proceedings

     There are no material legal proceedings currently pending in which any affiliate of the Company is a party to and which are adverse to the interests of the Company.

Executive Compensation

     Cash Compensation, Bonuses and Deferred Compensation. The following table sets forth the aggregate cash compensation paid by the Company and its subsidiaries during the fiscal year ended December 31, 2003, to its chief executive officer and each of its other executive officers that received compensation in excess of $100,000:

                                                  Long Term Compensation
                                                  ----------------------
                     Annual Compensation              Awards         Payouts

                                            Other      Restricted
Name and                                   Annual      Stock     Options LTIP     All other
Principal Position Year  Salary  Bonus($) Compensation Awards   /SARs   Payout  Compensation
------------------ ----  ------  -------- ------------ ------   ------- ------  ------------
Peter Kandaris    2003     15,000     -0-        -0-          -0-      -0-    -0-     -0-
President and CEO 2002     15,000     -0-        -0-          -0-      -0-    -0-     -0-
                  2001     15,000     -0-        -0-          -0-      -0-    -0-     -0-

(All Salary was accrued, not paid)

     Compensation Pursuant to Plans. There was no formal compensation plan in effect for fiscal 2003 and there is no formal compensation plan currently in effect.

     Stock Option and Stock Appreciation Right Plans. There was no formal Option or Stock plans in effect for fiscal 2003.

     Incentive Stock Option Plan. The Company has not yet adopted the stock option plan. The Company does, however, intend to adopt an Incentive Stock Option Plan ("Plan") at some point in the future. The Plan will authorize the granting of options to purchase shares of the Company's common stock.

      Other Compensation. During the Company's fiscal year ended December 31, 2003, the Company did not pay other compensation to its executive officers, individually or as a group, in amounts required to be set forth herein.

     Compensation of Directors. The directors of the Company who are not employees or officers of the Company or its affiliates will receive $100 per Board Meeting plus expense reimbursement for each Board of Directors meeting which they attend.

Miscellaneous
     No directors have resigned, or currently intend to resign, because of disagreements with the Company as to it's operations, policies or practices.